UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549



                                  FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended June 30, 1999


                           Commission File No. 1-4329


                                Standard Products
                Individual Retirement and Investment Trust Plan


                         COOPER TIRE & RUBBER COMPANY
             (Exact name of registrant as specified in its charter)




           DELAWARE                                          34-4297750
(State or other jurisdiction of                          (I.R.S. employer
incorporation or organization)                           identification no.)




                  Lima and Western Avenues, Findlay, Ohio  45840
                     (Address of principal executive offices)
                                  (Zip code)



                                (419) 423-1321
              (Registrant's telephone number, including area code)

                              Standard Products
                Individual Retirement and Investment Trust Plan


ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Standard Products Individual Retirement and Investment Trust Plan for the fiscal year ended June 30, 1999, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23) Consent of Independent Auditors






                               SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.


                                        COOPER TIRE & RUBBER COMPANY



                                        /s/ Richard N. Jacobson
                                        --------------------------------
                                        RICHARD N. JACOBSON
                                        Assistant General Counsel
                                        Assistant Secretary

Date:  June 8, 2000
       --------------

                          Financial Statements and Schedules

                                   Standard Products

                   Individual Retirement and Investment Trust Plan

                               June 30, 1999 and 1998

                            and Year Ended June 30, 1999

                         With Report of Independent Auditors

                                  Standard Products

                    Individual Retirement and Investment Trust Plan

                          Financial Statements and Schedules

                               June 30, 1999 and 1998

                             and Year Ended June 30, 1999



CONTENTS

Report of Independent Auditors                                           1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits                          2

Statement of Changes in Net Assets Available for Benefits                3

Notes to Financial Statements                                            4

SCHEDULES

Line 27a - Schedule of Assets Held for Investment Purposes               9

Line 27d - Schedule of Reportable Transactions                          10

                        Report of Independent Auditors



Pension Committee
The Standard Products Company
  Individual Retirement and Investment Trust Plan

We have audited the accompanying statements of net assets available for benefits of the Standard Products Individual Retirement and Investment Trust Plan as of June 30, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended June 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1999 and 1998, and the changes in its net assets available for benefits for the year ended June 30, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.











May 31, 2000

                               Standard Products

                Individual Retirement and Investment Trust Plan

                Statements of Net Assets Available for Benefits

                                                       June 30
                                                          1999               1998
                                                      -----------         -----------
INVESTMENTS:
  Standard Products Company Stock Fund                $20,752,273         $17,698,036
  Standard Products PAYSOP Fund                           285,632             353,917
  Vanguard Windsor II Fund                             19,583,526          16,220,358
  Vanguard 500 Index Fund                               5,034,178           2,948,646
  Vanguard Prime Money Market Fund                      6,497,618           5,943,096
  Vanguard STAR Fund                                    8,771,852           8,589,610
  Vanguard Retirement Savings Trust                     5,461,036           4,667,179
  Participant Loans                                     2,802,041           2,380,580
                                                       ----------          ----------
       Total investments                               69,188,156          58,801,422
                                                       ----------          ----------

RECEIVABLES:
  Employer's contributions                                432,974             400,681
  Participants' contributions                             522,071             492,658
  Interest and dividends                                  275,972             113,728
  Loan repayments                                         116,607              86,656
                                                       ----------          ----------
       Total receivables                                1,347,624           1,093,723
                                                       ----------          ----------
NET ASSETS AVAILABLE
  FOR BENEFITS                                        $70,535,780         $59,895,145
                                                       ==========          ==========


See accompanying notes.


                                     Standard Products

                      Individual Retirement and Investment Trust Plan

                 Statement of Changes in Net Assets Available for Benefits

                                 Year Ended June 30, 1999


ADDITIONS:
  Contributions-
    Employer's                                                            $ 2,267,363
    Participants'                                                           6,971,453
                                                                           ----------
           Total contributions                                              9,238,816
                                                                           ----------

  Net appreciation in fair value of investments                             1,183,336
  Interest and dividends                                                    3,905,871
                                                                           ----------
           Total additions                                                 14,328,023
                                                                           ----------

DEDUCTIONS:
  Benefit payments                                                          5,528,859
  Administrative expenses                                                     201,849
                                                                           ----------
           Total deductions                                                 5,730,708
                                                                           ----------

NET INCREASE BEFORE TRANSFER                                                8,597,315

TRANSFER FROM OTHER PLAN                                                    2,043,320

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR                     59,895,145
                                                                           ----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                          $70,535,780
                                                                           ==========

See accompanying notes.


                               Standard Products

                Individual Retirement and Investment Trust Plan

                        Notes to Financial Statements

                            June 30, 1999 and 1998

                        and Year Ended June 30, 1999

(1)  DESCRIPTION OF PLAN

The following description of The Standard Products Individual Retirement and Investment Trust Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all salaried and non-union hourly employees of The Standard Products Company (the Company) and its wholly-owned subsidiaries Oliver Rubber Company, Holm Industries, Inc., and Westborn Warehouse, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Pursuant to an acquisition by Holm Industries, Inc., a wholly owned subsidiary of the Company, participants of the OEM/Miller Corporation Savings Plan became participants of this Plan. During the 1999 Plan year, assets totaling approximately $2,040,000, including participant loans of approximately $105,000 were transferred from the OEM/Miller Corporation Savings Plan to this Plan.

Contributions

Each year, participants may contribute up to 15 percent of their pretax compensation. The Company contributes 75 percent of the first 2 percent and 25 percent of the next 3 percent (up to 5 percent) of base compensation that the participant contributes to the Plan. All employer matching contributions are invested in the Standard Products Company Common Stock Fund.

The Company may make a special employer contribution on behalf of each eligible non-union hourly employee, whether or not they are depositing participants. For the Plan years ended June 30, 1999 and 1998, respectively, the special employer contributions were $250,400 and $237,259. All special employer contributions are invested in the Vanguard Prime Money Market Fund.

Some employer contributions in the form of Company common stock are held in a Payroll Stock Ownership Plan (PAYSOP). Contributions are no longer made to the PAYSOP by the employer due to changes in tax legislation.

Upon enrollment, a participant may direct their contributions to any of the Plan's investment fund options.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant's account is credited with the participant's contributions, their allocation of the Company's contributions and Plan earnings.
<continued>

Vesting

The participants are immediately vested in both their contributions and the Company's contributions plus actual earnings thereon.

Participant Loans

Participants may borrow the lesser of 100 percent of their participant elected contributions account or 50 percent of the vested value of their entire account. In no event should the maximum loan exceed $50,000. The interest rate is established based on the prime rate. Interest rates as of June 30, 1999 range from 8.25 percent to 9.25 percent. The loan repayment schedule can be no longer than 54 months. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

In the event of retirement, death, termination, permanent disability or other separation from service, participants shall be entitled to receive an amount equal to the value of the vested value of their account. Payment of benefits may be taken in a lump sum cash distribution or in various annuity options.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in the total value of their account.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Recognition

The accompanying statements of net assets available for benefits reflect the Plan's investments at fair value which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All costs and expenses incurred in administering the Plan are charged to the Plan, unless otherwise paid by the Company.





<continued>

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 1998 financial statements have been reclassified to conform to the current year's presentation.

(3)  INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                           Net Realized
                                                          and Unrealized
                                                           Appreciation
                                                              in Fair
                                                             Value of
                                                            Investments
                                                            -----------
       Common Stock                                         $  109,180
       Shares of Registered Investment Companies             1,074,156
                                                             ---------
                                                            $1,183,336
                                                             =========

(4) NON PARTICIPANT-DIRECTED INVESTMENTS

The Standard Products Company Stock Fund, Standard Products PAYSOP Fund, and Vanguard Prime Money Market Fund are non participant-directed investments. Information about the significant components of changes in net assets related to the non participant-directed investments for the year ended June 30, 1999 is as follows:

       Contributions                                        $2,267,363
       Dividends                                               534,052
       Net appreciation in fair value of investment             15,013
       Benefit payment                                        (699,099)
       Other deductions                                        (37,565)
       Transfers to other funds                               (710,774)

(5)  FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
<continued>

(6)  RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

(7)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500:

                                                             June 30
                                                        1999          1998
                                                    -----------   -----------
Net assets available for benefits per the
   financial statements                             $70,535,780   $59,895,145
Amounts allocated to withdrawing participants          (813,551)     (381,036)
                                                     ----------    ----------
Net assets available for benefits per the Form 5500 $69,722,229   $59,514,109
                                                     ==========    ==========

The following is a reconciliation of benefits paid to participants according to the financial statements to the Form 5500:

                                                                 Year Ended
                                                               June 30, 1999
                                                               -------------
Benefits paid to participants per the financial
  statements                                                     $5,528,859
Add- Amounts allocated to withdrawing participants
  at June 30, 1999                                                  813,551
Less- Amounts allocated to withdrawing participants
  at June 30, 1998                                                 (381,036)
                                                                  ---------
Benefits paid to participants per the Form 5500                  $5,961,374
                                                                  =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to June 30 but not yet paid as of that date.

(8)  SUBSEQUENT EVENTS

On October 27, 1999, all of the outstanding common stock shares of Standard Products were acquired by Cooper Tire & Rubber Company (Cooper) for $36.50 per share and Standard Products became a wholly-owned subsidiary of Cooper. The Plan has not been terminated and it is the Company's intention to continue operating the Plan as described in the Plan document.

                               Standard Products

                Individual Retirement and Investment Trust Plan

                          EIN: 34-0549970 - Plan: 011

          Line 27a - Schedule of Assets Held for Investment Purposes

                             As of June 30, 1999


 Shares/                                                            Current
Par Value                 Description                  Cost         Value
---------                 -----------              -----------   -----------
1,512,556  *Standard Products Company Stock Fund   $17,593,184   $20,752,274

   20,623  *Standard Products PAYSOP Fund              178,708       285,632

  596,331  *Vanguard Windsor II Fund                14,782,074    19,583,526

   39,692  *Vanguard 500 Index Fund                  4,073,250     5,034,177

6,497,618  *Vanguard Prime Money Market Fund         6,497,618     6,497,618

  459,500  *Vanguard STAR Fund                       7,243,702     8,771,852

5,461,036  *Vanguard Retirement Savings Trust        5,461,036     5,461,036

           *Participant Loans, interest rates
      N/A      ranging from 8.25% to 9.25%                   -     2,802,041
                                                    ----------    ----------
                     Total                         $55,829,572   $69,188,156
                                                    ==========    ==========




*Represents a party-in-interest



                               Standard Products

                Individual Retirement and Investment Trust Plan

                         EIN:  34-0549970 - Plan: 011

                Line 27d - Schedule of Reportable Transactions

                       For the Year Ended June 30, 1999



During the year ended June 30, 1999, the Plan had the following "reportable transactions", as defined, involving an amount in excess of 5% of the net assets available for plan benefits at the beginning of the year, July 1, 1998:


                                    Sale Proceeds/    Historical
          Description               Purchase Cost        Cost           Gain
          -----------               -------------    -----------      --------
Category (iii) Series of transactions in excess of 5%:

 Standard Products Company
   Stock Fund
    Sales                            $3,877,008      $3,588,078       $288,930
    Purchases                         6,784,112       6,784,112          N/A

 Vanguard Windsor II Fund
    Sales                             3,892,479       3,139,457        753,022
    Purchases                         6,933,541       6,933,541          N/A

 Vanguard Prime Money Market Fund
    Sales                             1,987,421       1,987,421           -
    Purchases                         2,541,860       2,541,860          N/A

 Vanguard STAR Fund
    Sales                             2,235,763       1,935,261        300,502
    Purchases                         2,277,067       2,277,067          N/A

 Vanguard Retirement Savings
   Trust
    Sales                             1,676,495       1,676,495           -
    Purchases                         2,470,351       2,470,351          N/A

 Vanguard Index Trust-
   500 Portfolio
    Sales                             1,509,614       1,373,170        136,444
    Purchases                         2,984,032       2,984,032          N/A


Note: The purchase and selling price for each reportable transaction represents its fair value at the time of acquisition or disposition.


                                                                  Exhibit (23)

                       Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-01923) pertaining to The Standard Products Individual Retirement and Investment Trust Plan (the Plan) of our report dated May 31, 2000, with respect to the Plan's financial statements and schedules included in this Annual Report (Form 11-K) for the year ended June 30, 1999.





                                                  /s/ Ernst & Young LLP
                                                  ---------------------
                                                  ERNST & YOUNG LLP

Toledo, Ohio
June 8, 2000